WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2005 DEC 19 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 14, 2005

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report sales and report on shares repurchase for November 2005 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Sincerely,

05013331

Jorge Muñoz López
Accounting Director

PROCESSED
DEC 20 2005
THOMSON
FINANCIAL

The above-mentioned material is enclosed.

12/19

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL*MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS NOVEMBER 2005 SALES

Mexico City, December 8, 2005

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of November 2005, sales were $14,173 million pesos. This figure represents a 18.4% increase over sales reported the same month last year, and a 15.1% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of 9.9%, and of 6.8% in real terms compared to the same month of 2004.

Real Growth

	November		January – November	
	2005	2004	2005	2004
Total sales growth (%)	15.1	6.5	13.8	10.8
Comparable sales growth (%)	6.8	-0.6	6.0	4.0

Considering the four-week period from October 29 to November 25, 2005 that compares with the four-week period ending November 26, 2004, as well as the forty-seven-week period from January 1 to November 25, 2005 and that compares with the forty-seven-week period that ended November 26, 2004, sales growth was as follows:

Real Growth

	4 weeks		47 weeks	
	2005	2004	2005	2004
Total sales growth (%)	16.3	10.1	14.1	10.6
Comparable sales growth (%)	7.8	2.9	6.3	3.9

Openings during the month of November:

We opened 21 units: 11 Bodegas Aurrera in the cities of Tequila and Tequisquiapan, Jalisco; in Isla and Las Choapas, Veracruz; Tapachula, Chiapas; Puruandiro, Michoacan; Ciudad Valles and San Luis Potosí, SLP; Pachuca and Tizayuca, Hidalgo, and in Oaxaca, Oaxaca; 4 Wal-Mart Supercenters in the cities of Delicias, Chihuahua; two in San Luis Potosi and one in Matehuala, SLP; 1 Superama in Leon, Guanajuato, 2 Suburbias in Mexico City and in Cuernavaca, Morelos and 3 restaurants in Mexicali, Baja California; in Mexico City and in Zacatecas, Zacatecas. Additionally, during December we have opened 4 Bodegas Aurrera in Matehuala, SLP, Cancun, Quintana Roo, Autlan de Navarro y Ameca, Jalisco, 1 Wal-Mart Supercenter in Playa del Carmen, Quintana Roo, 1 Sam's Club in San Juan del Rio, Queretaro, 2 Superamas in Morelia, Michoacan and Queretaro, Queretaro, and 2 restaurants in San Juan del Rio, Queretaro and in Tulancingo, Hidalgo. In total we have opened 85 units so far this year.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 776 units, broken down as follows:

199	Bodegas Aurrera
69	Sam's Clubs
105	Wal*Mart Supercenters
54	Superamas
53	Suburbias
296	Restaurants, including 12 franchises

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 03, 2005**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	99,257,900	4,324,462,135
03/11/2005	02656	BUY	19,100	52.50	1,002,750	UBS	STOCK		99,277,000	4,324,443,035
03/11/2005	02657	BUY	80,900	52.60	4,255,340	UBS	STOCK		99,357,900	4,324,362,135
03/11/2005	02658	BUY	75,000	52.70	3,952,500	UBS	STOCK		99,432,900	4,324,287,135
03/11/2005	02659	BUY	75,000	52.75	3,956,250	UBS	STOCK		99,507,900	4,324,212,135
03/11/2005	02660	BUY	13,200	52.80	696,960	UBS	STOCK		99,521,100	4,324,198,935
03/11/2005	02661	BUY	2,500	52.81	132,025	UBS	STOCK		99,523,600	4,324,196,435
03/11/2005	02662	BUY	61,800	52.85	3,266,130	UBS	STOCK		99,585,400	4,324,134,635
03/11/2005	02663	BUY	2,500	52.87	132,175	UBS	STOCK		99,587,900	4,324,132,135
03/11/2005	02664	BUY	36,300	52.88	1,919,544	UBS	STOCK		99,624,200	4,324,095,835
03/11/2005	02665	BUY	107,700	52.90	5,697,330	UBS	STOCK		99,731,900	4,323,988,135
03/11/2005	02666	BUY	101,000	53.10	5,363,100	UBS	STOCK		99,832,900	4,323,887,135
03/11/2005	02667	BUY	2,200	53.15	116,930	UBS	STOCK		99,835,100	4,323,884,935
03/11/2005	02668	BUY	50,000	53.20	2,660,000	UBS	STOCK		99,885,100	4,323,834,935
03/11/2005	02669	BUY	72,800	53.25	3,876,600	UBS	STOCK		99,957,900	4,323,762,135
								As of current report	99,957,900	4,323,762,135

Shareholders' equity amount	0
Capital stock amount	37,027,634

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,475,283,221	1,438,255,587

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: NOVEMBER 07, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	99,957,900	4,323,762,135
07/11/2005	02670	BUY	10,000	54.24	542,400	ACCIV	STOCK		99,967,900	4,323,752,135
07/11/2005	02671	BUY	20,000	54.25	1,085,000	ACCIV	STOCK		99,987,900	4,323,732,135
07/11/2005	02672	BUY	9,000	54.26	488,340	ACCIV	STOCK		99,996,900	4,323,723,135
07/11/2005	02673	BUY	38,000	54.27	2,062,260	ACCIV	STOCK		100,034,900	4,323,685,135
07/11/2005	02674	BUY	197,300	54.30	10,713,390	ACCIV	STOCK		100,232,200	4,323,487,835
07/11/2005	02675	BUY	15,000	54.31	814,650	ACCIV	STOCK		100,247,200	4,323,472,835
07/11/2005	02676	BUY	33,700	54.32	1,830,584	ACCIV	STOCK		100,280,900	4,323,439,135
07/11/2005	02677	BUY	28,000	54.34	1,521,520	ACCIV	STOCK		100,308,900	4,323,411,135
07/11/2005	02678	BUY	124,400	54.35	6,761,140	ACCIV	STOCK		100,433,300	4,323,286,735
07/11/2005	02679	BUY	5,000	54.36	271,800	ACCIV	STOCK		100,438,300	4,323,281,735
07/11/2005	02680	BUY	14,000	54.37	761,180	ACCIV	STOCK		100,452,300	4,323,267,735
07/11/2005	02681	BUY	5,600	54.38	304,528	ACCIV	STOCK		100,457,900	4,323,262,135
								As of current report	100,457,900	4,323,262,135

Shareholders' equity amount	0
Capital stock amount	27,156,792

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,438,255,587	1,411,098,795

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 08, 2005**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	100,457,900	4,323,262,135
08/11/2005	02682	BUY	1,500	54.31	81,465	ACCIV	STOCK		100,459,400	4,323,260,635
08/11/2005	02683	BUY	23,000	54.35	1,250,050	ACCIV	STOCK		100,482,400	4,323,237,635
08/11/2005	02684	BUY	89,900	54.40	4,890,560	ACCIV	STOCK		100,572,300	4,323,147,735
08/11/2005	02685	BUY	22,000	54.47	1,198,340	ACCIV	STOCK		100,594,300	4,323,125,735
08/11/2005	02686	BUY	67,700	54.50	3,689,650	ACCIV	STOCK		100,662,000	4,323,058,035
08/11/2005	02687	BUY	1,000	54.55	54,550	ACCIV	STOCK		100,663,000	4,323,057,035
08/11/2005	02688	BUY	98,900	54.60	5,399,940	ACCIV	STOCK		100,761,900	4,322,958,135
								As of current report	100,761,900	4,322,958,135

Shareholders' equity amount	0
Capital stock amount	16,564,555

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,411,098,795	1,394,534,240

Issuer's Comments